AMENDING AGREEMENT NO. 4

THIS AGREEMENT is dated as of the 20th day of April, 2020.

B E T W E E N:

WHEATON PRECIOUS METALS INTERNATIONAL LTD. (formerly Silver Wheaton (Caymans) Ltd.), a company existing under the laws of the Cayman Islands

("Wheaton")

OF THE FIRST PART

AND:

HUDBAY (BVI) INC., a company existing under the laws of the British Virgin Islands

(the "Supplier")

OF THE SECOND PART

A N D:

HUDBAY MINERALS INC., a company existing under the federal laws of Canada

("Parent Company")

OF THE THIRD PART

WITNESS THAT:

A. WHEREAS Wheaton, the Supplier and the Parent Company (collectively, the "Parties") entered into the Amended and Restated Precious Metals Purchase Agreement dated November 4, 2013, as amended June 2, 2014, September 10, 2014 and December 31, 2016 (the "PMPA"), pursuant to which the Supplier agreed to sell to Wheaton, and Wheaton agreed to purchase from the Supplier, an amount of Refined Silver equal to the Payable Silver and an amount of Refined Gold equal to the Payable Gold, subject to and in accordance with the terms and conditions of the PMPA.

B. AND WHEREAS the Parties wish to amend the PMPA in accordance with the terms and conditions of this Agreement.

C. AND WHEREAS capitalized terms used herein but not otherwise defined shall have the meaning ascribed thereto in the PMPA.

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Parties, the Parties mutually agree as follows:

1. Amendments. The PMPA is hereby amended as follows, with effect as of the date hereof:

(a) Section 3.10(c)(iii) is hereby amended by deleting it in its entirety and replacing it with the following:

"(iii) if (A) Completion has been achieved by June 30, 2021; (B) less than four million tonnes of ore from the Pampacancha Property is mined between January 1, 2020 and June 30, 2021, and (C) less than forty million tonnes of ore from the Pampacancha Property is mined prior to June 30, 2021; then in addition to any amount paid pursuant to Section 3.10(c)(ii), the Supplier shall deliver to Silver Wheaton the aggregate amount of Refined Gold indicated in respect of such target date in equal quarterly instalments delivered on the last Business Day of each of the first four succeeding calendar quarters after the applicable target date. Silver Wheaton shall pay to the Supplier a purchase price for each ounce of Refined Gold delivered by the Supplier pursuant to this Section 3.10(c)(iii) equal to the lesser of the Gold Fixed Price and the Gold Market Price on the day immediately prior to the Time of Delivery, payable in cash in accordance with Section 2.5."

(b) The table that appears immediately below subsection (iii) of Section 3.10(c) of the PMPA is hereby amended by deleting it in its entirety and replacing it with the following:

"	Pampacancha Target Date	Refined Gold to be delivered by the Supplier	"
	December 31, 2018	8,020 ounces
	December 31, 2019	8,020 ounces
	June 30, 2021	8,020 ounces

2. Confirmations and Agreements. The provisions of the PMPA, as amended by the provisions hereof, are in full force and effect and are hereby confirmed and ratified, except that, on and after the date hereof, all references in the PMPA to "this Agreement", "hereof", "hereto" and "hereunder" and similar expressions referring to the PMPA shall mean and be a reference to the PMPA as further amended hereby.  Each of the Supplier and the Parent Company hereby confirms and agrees that (i) any pledges, charges, mortgages, debentures, security agreements or assignments granted by any Hudbay PMPA Entity in favour of Wheaton pursuant to or in respect of the PMPA shall continue to secure payment of all PMPA Obligations as amended by this Agreement and (ii) any guarantee executed and delivered by a Hudbay PMPA Entity to and in favour of Wheaton, pursuant to or in respect of the PMPA, which continues outstanding at the date hereof is hereby confirmed and ratified and shall continue to guarantee the Guaranteed Obligations.

3. Miscellaneous.

(a) Each of the parties hereto represents and warrants to each of the other parties hereto that it has taken all necessary action to authorize the creation, execution, delivery and performance of this Agreement and this Agreement has been duly executed by such party, as required, and when delivered, shall be a legal, valid and binding obligation of such party, enforceable in accordance with its terms and with the terms of the PMPA.

(b) This Agreement is to be read together with and form part of and shall have the same effect as though incorporated in the PMPA for all purposes. Except as otherwise amended or altered by this Agreement, the provisions of the PMPA shall be and continue in full force and effect and are hereby confirmed.

(c) In the case of any conflict between the terms and conditions of the PMPA and the terms or conditions of this Agreement, the terms and conditions of this Agreement shall prevail.

(d) This Agreement may be executed in any number of counterparts.  Each executed counterpart shall be deemed to be an original and all executed counterparts taken together shall constitute one agreement.  Each of the parties hereto may execute this Agreement by signing any such counterpart.

(e) Time shall be of the essence in this Agreement.

(f) This Agreement shall be governed by and construed under the laws of the Province of Ontario and the federal laws of Canada applicable therein (without regard to its laws relating to any conflicts of laws). The courts of the Province of Ontario shall have non-exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement. The United Nations Vienna Convention on Contracts for the International Sale of Goods shall not apply to this Agreement.

This Agreement shall be binding upon and enure to the benefit of the Parties.  This Agreement shall be binding upon any assigns and enure to the benefit of any permitted assigns under the PMPA.

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The parties have executed this Agreement as of the day and year first written above.

WHEATON PRECIOUS METALS INTERNATIONAL LTD.

By:	/s/ Nik Tatarkin
Name: Nik Tatarkin
Title: President
HUDBAY (BVI) INC.

By:	/s/ Robert Briant
Name: Robert Briant
Title: Director

HUDBAY MINERALS INC.

By:	/s/ Eugene Lei
Name: Eugene Lei
Title: Senior Vice President, Corporate Development and Strategy